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Email: afinerman@olshanlaw.com

February 2, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division of Corporation Finance, Mail Stop 3628
Attention:  Peggy Kim, Special Counsel

Re:	Avigen, Inc.
Schedule TO-T filed by BVF Acquisition LLC
Filed January 23, 2009
File No. 005-48313

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated January 27, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the BVF Entities, and provide the following supplemental response on their behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Offer to Purchase. Capitalized terms used herein and not separately defined shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.  Our responses are numbered to correspond to your comments.

Offer to Purchase

1.
Please provide us with your analysis as to whether the offer constitutes the first step in a Rule 13e-3 transaction.  In this regard, we note that the offeror beneficially owns 29.63% of the company’s shares.

We do not believe the offer constitutes the first step in a Rule 13e-3 transaction because there is not a reasonable likelihood, nor a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Regardless of the number of Shares ultimately purchased in the Offer, the BVF Entities do not intend to delist or deregister the Shares, but rather, consistent with their disclosure, to pursue negotiations with MediciNova, Inc. (“MediciNova”), related to a proposed merger with the Company, and work to consummate the proposed merger expeditiously.

February 2, 2009

Further, Rule 13e-3 provides, in pertinent part, a transaction includes a tender offer for any equity security by the issuer of such security or by an affiliate of the issuer. Although the Purchaser is a significant stockholder of the issuer, we do not believe that the Purchaser should be deemed to be an affiliate of the issuer. In connection with this conclusion we note the following:

(i)	The BVF Entities’ are not the only holders of more than 5% of the Shares. We note that Davidson Kempner Partners owns approximately 9% of the Shares as of December 31, 2007.

(ii)
None of the BVF Entities respective affiliates are or have been directors or officers of the Company. The BVF Entities and their respective affiliates do not have a contractual right to designate any persons as directors or officers of the Company.

(iii)	The BVF Entities and their respective affiliates have only had arms length relationships with the directors, officers and other management of the Company.

(iv)	The BVF Entities and their respective affiliates are not currently party to any agreements of any kind with the Company or any of its officers, directors or affiliates.

(v)
Presently, the BVF Entities have filed a preliminary proxy statement seeking to remove the Company's Board and elect the BVF Entities’ nominees. To remove the directors requires the vote of 66 2/3% of the outstanding Shares, a significant hurdle which is clearly not in the control of the BVF Entities.

(vi)
There are no other facts or circumstances that would cause the BVF Entities or their respective affiliates to be deemed to be at any time within the last three months in the possession, direct or indirect, of the power to direct or cause the direction of the management and the policies of a person, whether through the ownership of voting securities, buy contract or otherwise.

(vii)
As defined in rule 144(a)(1), an affiliate of an issuer is “a person that, directly or indirectly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”

(viii)
Rule 405 of Regulation C of the General Rules and Regulations under the Securities Act (“Rule 405”) defines the term control (including the terms controlling, controlled by and under common control with) as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”

February 2, 2009

Based on these points, we believe that the BVF Entities should not be deemed to be an affiliate of the Company, and accordingly, Rule 13e-3 should not apply.

2.
Please tell us what consideration was given to including Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments L.L.C., Investments 10, L.L.C., BVF Partners L.P., BVF Inc., and Mark Lampert as bidders in this tender offer.  Refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included here.  To the extent you determine not to include additional bidders based on the factors presented there, please provide your analysis in your response letter.  To the extent that you do include additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually.  You may also be required to disseminate revised offer materials and to extend the length of the tender offer, depending on the materiality of any new information provided.

In response to the Staff’s comment, we have included Biotechnology Value Fund, L.P. (“BVF”), Biotechnology Value Fund II, L.P. (“BVF2”), BVF Investments L.L.C. (“BVFLLC”), Investments 10, L.L.C. (“ILL10”), BVF Partners L.P. (“Partners”), BVF Inc. (“BVF Inc.”) and Mark Lampert as bidders in this tender offer. In addition, BVF2, BVFLLC and ILL10 have become members in BVF Acquisition LLC. Accordingly, we have made changes on the cover page of the Offer to Purchase, under “Summary Term Sheet—Who is offering to purchase my Shares?” on page i, under “Summary Term Sheet—Does the Purchaser have the financial resources to pay for the Shares?” on page ii, and in Section 9 – “ Information about the Purchaser” on page 14 of the Offer to Purchase. Please note that there has already been full disclosure about these additional entities by virtue of their relationship with BVF, and accordingly we do not believe it is necessary to disseminate revised materials.

Summary Term Sheet, page i

3.	Please disclose whether a subsequent offering period will be available. Refer to Item 1004(a)(1)(iv) of Regulation M-A and corresponding Item 4 of Schedule TO.

We have added disclosure under “Summary Term Sheet—Will there be a subsequent offering period?” on page ii of the Offer to Purchase in response to the Staff’s comment.

February 2, 2009

What are the significant conditions to the Offer, page ii

4.
We note that the offer is conditioned upon the poison pill rights plan being redeemed and upon the election of the BVF nominees to the board.  It is unclear how these conditions can be satisfied prior to the expiration date of the offer.  Please confirm your understanding that all offer conditions must be satisfied or waived prior to the expiration of the offer, and explain to us why these two conditions, if true, are consistent with this position.

We hereby confirm our understanding that all offer conditions must be satisfied or waived prior to the expiration of the offer. Regarding the Nominees Condition, Pursuant to Avigen’s Bylaws, following any request for a special meeting, the Board shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one-hundred twenty (120) days after the date of the receipt of the request. The BVF Entities sent a request for a special meeting on January 9, 2009 and thus the Company may hold the special meeting as early as February 13, 2009, which is prior to the Expiration Date of the Offer.  With regard to the Poison Pill Condition, we believe the Board may redeem the Poison Pill Rights Plan at any time before or after the special meeting. Thus, we believe both conditions may be satisfied prior to the expiration of the Offer.

Conditions to the Offer, page 19

5.
Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  In this regard, please revise the reference to actions that “threaten,” or “otherwise directly or indirectly” relate to the offer.  Please revise so that security holders can understand what events or non-events would “trigger” the listed conditions, allowing you to abandon the offer.

We have revised the disclosure under “Conditions to the Offer” on pages 19-20 of the Offer to Purchase in response to the Staff’s comment.

6.
Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding, which appears throughout your document.  Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

As disclosed on page 8 of the Offer to Purchase, statements that our interpretation of the conditions of the offer will be final and binding are included because it is necessary for us, in order to determine which Shares will be accepted and which will be returned, to make decisions which are deemed final with respect to the validity of tenders. We have included language regarding stockholders’ ability to challenge our decision on page 8 of the Offer to Purchase in response to the Staff’s comment.

February 2, 2009

Fees and Expenses, page 21

7.	Please describe any arrangement you may have with Colbent Corporation, the depositary. Refer to Item 1009(a) of Regulation M-A.

We have included disclosure under Section 9, “Fees and Expenses” on page 20 of the Offer to Purchase in response to the Staff’s comment.

Exhibit (a)(5)(ii)

8.
We note your reference to the Private Securities Litigation Reform Act of 1995.  We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

We have taken the Staff’s comment into consideration and will refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

In connection with responding to the Staff’s comments, a certificate signed by each of the bidders containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Schedule TO-T filed by BVF Acquisition LLC (the “Schedule TO”) on January 23, 2009, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  February 2, 2009
BVF ACQUISITION LLC
By: Biotechnology Value Fund, L.P., a member By: BVF Partners L.P., its general partner
By: BVP Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

/s/ Mark N. Lampert
MARK N. LAMPERT